

MINDS

2018 Report

Dear investors,

Dear Investors,

2018 was another monumental year for Minds. With your continued support, Minds remains the leading alternative social network to Facebook, Twitter and Google. As problems with online censorship, hidden algorithms and subjective policies worsen, more and more people are beginning to migrate to the more ethical alternatives.

The key highlight of 2018 was the completion of a $6M Series A with Medici Ventures, establishing a $30M post-money valuation. This round provides Minds with the much-needed capital to further develop its platform and continue to grow its user base. The $30M post-money valuation is also a 200% increase from the $15M valuation cap that was used during the Reg CF Equity Crowdfunding campaign in 2017.

In addition to securing financing, Minds also successfully launched the Minds Token, an ERC20 token on the Ethereum blockchain in August 2018. The decentralized framework behind crypto is an important addition to the Minds infrastructure, as it provides transparency and gives users much more control over their financial livelihood online. Minds quickly has become a top Ethereum decentralized application, and is in the very top percentile of blockchain projects with regards to functionality, adoption and volume. We underwent strenuous due diligence to ensure compliance from a security, legal and accounting point of view and have received proper documentation to defend our positions.

We are continuing to steadily grow and break into the mainstream with major appearances on the Joe Rogan Experience, Tucker Carlson, TechCrunch, WSJ, Wired and more. Our Series A financing has allowed us to hire more employees to focus on sales, revenue, development, analytics and more.

In 2019, we plan to double down on our strategy of transparency, privacy and Internet freedom. Our goal is to build partnerships with major content creators and networks to drive user growth, sales and token adoption. We also plan to host live events with these influencers to bring theses conversations back into the real world and drive awareness for Minds.

Over the last few years, we have learned that viral network effects emerge in direct correlation with major scandals and abuses from mainstream networks, as well as when top social influencers become inspired by our philosophy. Adoption of open source, encrypted and decentralized applications is an unstoppable technological force, and there is growing evidence to defend this strategy.

We are confident in our position and will continue to work tirelessly to ensure that Minds remains the leading open source social network in the world. We are extremely grateful for your contributions and look forward to many more advancements in 2019.

Sincerely,

Bill Ottman, CEO

We need your help!

There are many different ways to get involved and support Minds. The best way to support us is to create a channel, buy tokens at https://minds.com/token to drive our sales, and spend them to promote your content, support other channels and drive our recognized revenue. Additionally, our project is fully open source at https://gitlab.com/minds where you can contribute to all of our development and project management. We will keep this community informed of any future opportunity to invest in equity and would love to hear from any interested parties.

opportunity to invest in equity and would love to hear from any interested parties.

Sincerely,

Bill Ottman
CEO

Mark Harding
CTO

John Ottman
Chairman

Jack Ottman
COO

Our Mission

Our mission is to become the top social network on earth, powered by the people. Traditional social media networks are overrun with surveillance, censorship, demonetization and restrictive algorithms. Minds solves these problems with free and open source software, free speech policy, privacy, tokenization and decentralization.

See our full profile

How did we do this year?

Report Card

A-

The Good

Raised $6M in a Series A round with Medici Ventures for a $30M post-money valuation.

Significant tech advances with launch of the Minds token, UX upgrades and prototypes for fully decentralized apps.

Excellent coverage in the press with appearances on Joe Rogan Experience, Tucker Carlson, TechCrunch, Wired, WSJ and more.

The Bad

Censorship from major platforms, along with our unwillingness to invade user privacy for growth, has limited our reach.

The crypto industry sharply declined in market cap due to regulatory uncertainty and scams with no functioning product.

It is challenging to find monetization partners which are open source and in support of crypto and lawful free speech.

2018 At a Glance

January 1 to December 31


$$$$




IOU!

$118,173 [12%]
Revenue

-$1,155,392
Net Loss

$0
Short Term Debt



$6,000,000
Raised in 2017



$4,122,395
Cash on Hand
As of 04/15/18

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Minds is an open source social network for Internet freedom, where users earn crypto tokens for their contributions to the network. The tokens can be exchanged for more views on content or sent to other channels as a tip or paid subscription. We're built on a foundation of privacy, transparency, and free expression. As other networks continue to lose the public's faith, Minds has experienced significant growth, now with 1.75M+ registered users.

Traditional social media networks are overrun with surveillance, censorship, demonetization and restrictive algorithms. Minds solves these problems with free and open source software, free speech policy, privacy, tokenization and decentralization.

Our mission is to become the top social network on earth, powered by the people.

Milestones

- 200K+ monthly active users
- 1 billion+ impressions served, 100+ million unique visitors, 1.75+ million registered users
- Raised $6M in Series A round with Medici Ventures at a $30M post-money valuation
- Successful launch of the Minds utility token on the Ethereum blockchain in August 2018 with deep due diligence on security, regulatory and accounting compliance
- 200K+ Vietnamese users migrated to Minds to protect their Internet freedom in July 2018
- 500K+ token transactions
- Appeared on Joe Rogan Experience, Tucker Carlson and more major media outlets such as Wired, WSJ and TechCrunch as a major competitor to Facebook

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2018, the Company had revenues of $118,172 compared to the year ended December 31, 2017, when the Company had revenues of $134,835. The decrease in revenue was due in large part to the fact that Minds transitioned to a new accounting model that treats token sales as deferred revenue and tokens redeemed as recognized revenue. We also reduced the price of advertising on the network to ensure wider

distribution, utility and adoption. Token sales in 2018 totaled $154,064 compared to $0 in 2017. Our gross margin was -9.66% in fiscal year 2018, compared to -21.74% in 2017.

- *Assets.* As of December 31, 2018, the Company had total assets of $4,894,730 including $4,866,436 in cash. As of December 31, 2017, the Company had $640,355, including $616,595 in cash.
- *Net Loss.* The Company has had net losses of $1,155,392 and net losses of $604,297 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2018 and $732,517 for the fiscal year ended December 31, 2017.

Liquidity & Capital Resources

To-date, the company has been financed with $8,136,090.20 in equity. Our projected runway is 12-18 months before we plan to raise further capital.

Runway & Short/Mid Term Expenses

Minds, Inc. cash in hand is $4,866,436 as of December 2018. Over the last three months, revenues have averaged $10,000/month, cost of goods sold has averaged $11,000/month, and operational expenses have averaged $160,000/month. Our intent is to be profitable in 12 months. Minds plans to increase marketing expenses in the near term in order to drive growth, sales and revenue.

Net Margin: -978% **Gross Margin: -10%** **Return on Assets: -24%** **Earnings per Share: -$1,352.92**

Revenue per Employee: $7,878 **Cash to Assets: 99%** **Revenue to Receivables: ~** **Debt Ratio: 0%**

Minds__Inc._Financial_Statements-_Reviewed.pdf

Minds_Inc._Financial_Statments__2017__v2.pdf

Minds__Inc_Financial_Statements-_2018.pdf

We ❤ Our 1460 Investors

Thank You For Believing In Us

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Steve Burns
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Nixon Augustin
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Rinc Allen Burgmon II
Nathan Kreider
Dimitri Mezidor
Kelly Truscott

Thank You!

From the Minds Team



Bill Ottman
CEO



Mark Harding
CTO



John Ottman
Chairman



Jack Ottman
COO



Peter Schwartz
CFO



Mark Andrew Culp
Director of Finance



Nicholas Lewis
Head Admin



Nicolas Ronchi Cesarini
Developer



Marcelo Rivera
Developer



Martin Alejandro Santangelo
Developer



Jessica Hasson
Head of PR
Founder, Pulp PR



Rob Griffitts
Legal



Stacy Herbert
Advisor



Elizabeth McCauley
Advisor



Douglas Rushkoff
Advisor



Max Keiser
Advisor



Gabriel Abed
Advisor



Jason Tyra
CPA



Daniel Pinchbeck
Advisor



Ian Crossland
Advisor

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Patrick Byrne	CEO @ Overstock.com	2018
John Ottman	Chairman @ Solix	2012
Bill Ottman	CEO @ Minds	2011

Officers

OFFICER	TITLE	JOINED
John Ottman	Co-founder, Chairman, Vice President	2012
Bill Ottman	Founder, CEO, President, Secretary, Treasurer	2011
Peter Schwartz	CFO, Principal Financial Officer, Comptroller, Principal Accounting Officer	2016
Jack Ottman	COO	2017
Mark Harding	Co-founder, CTO	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Medici Ventures	670,841 Series A-1 Preferred	20.0%
Bill Ottman	1,000,000 Common Stock	29.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2013	$347,300		Regulation D, Rule 506(b)
09/2018	$6,000,000	Preferred Stock	Other

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

At December 31, 2017, drawings under the John Ottman Letter of Credit were $651,348. Interest under this facility accrues at a simple rate of 8% per annum. Also as of December 31, 2017, accrued interest payable under this line was $81,169. All drawings and accrued interest under the letter of credit are due and payable at December 31, 2018. The line of credit, including any accrued interest, will come due at the earlier of a financing event in excess of $5,000,000, sale of the Company, or the expiration date of the line of credit.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series A 3 Preferred	106,787	106,787	No
Series A 2 Preferred	76,579	76,579	Yes
Series A 1 Preferred	670,841	670,841	Yes
Common	5,000,000	2,500,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	500,000

Risks

Until now, Minds has obtained sufficient capital for operations primarily from investors and cash infusions from the founder. Future operations depend on Minds' ability to generate revenue. While Minds may consider funding its business in the future through a combination of debt and equity financing, there can be no assurance that such additional financing will be obtained. In the two most recent fiscal years ending December 31, 2017, the Company has consumed a total of over $960K in cash. There is no guarantee that, even with significant subsequent cash infusions, the Company will break even or generate positive cash flows.

Although most of our officers are full time, please note that Andy Culp and Peter Schwartz are not currently full time with the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Global markets for the Company's offering are highly competitive and subject to rapid technological change. The Company may not be able to effectively compete in some or all of these markets. Some competitors may have greater financial, research and

development, operational and marketing resources than Minds and be able to bring competing products to market. Greater financial, research and development, operational and marketing resources and experience may allow Minds' competitors to respond more quickly with new, alternative or emerging technologies. The Company's quarterly and annual operating results may fluctuate widely, and be negatively affected by efforts to build volume or react to competition.

Minds is dependent upon the continued support and involvement of key management, engineering staff, and employees of all types. Minds' success and ability to compete is dependent on its continuing ability to identify, attract, hire, train, retain and motivate highly qualified employees with knowledge of the businesses in which Minds operates. If any of Minds' key personnel were to quit the company or die, the business may be adversely affected.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. Minds user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

The Company relies on Amazon Web Services for hosting and other third party technology vendors such as Stripe, Braintree, Google and Paypal for payments and financial services. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings. Our long-term vision is to extract all third party hosting requirements in order to become independently sustainable.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make

of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same

industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Minds, Inc.

- Delaware Corporation
- Organized February 2011
- 15 employees

PO Box 7681

Wilton CT 06897

https://minds.com

Business Description

Refer to the Minds profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Minds is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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